AB 3/27/06

06006725

SEC... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2006 WASH. D.C. 209

SEC FILE NUMBER
8- 51141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thor Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, Suite 601
(No. and Street)

New York, New York 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Kambolin (212) 973-0067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenker + Rosenblatt, LLC
(Name – *if individual, state last, first, middle name*)

411 Hackensack Ave. Hackensack, NJ 07601
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 0 6 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ML 6/5

OATH OR AFFIRMATION

I, Peter Kambolin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schenker + Rosenblatt, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

SUBSCRIBED AND SWORN BEFORE ME THIS 17 DAY OF March, 2006

NOTARY PUBLIC, STATE OF NEW YORK

ABRAHAM BENNUN
Notary Public, State of New York
No. 02BE6128019
Qualified in New York County
My Commission Expires 06/06/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOR CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of:
Thor Capital, LLC

We have audited the accompanying balance sheet of Thor Capital, LLC as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule I, required by Rule 17a-5 of the Securities and Exchange Commission, on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenker & Rosenblatt, LLC.

Hackensack, NJ
February 2, 2006

Schenker & Rosenblatt, LLC
Certified Public Accountants

411 HACKENSACK AVE. • HACKENSACK, NJ 07601-6328
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Thor Capital, LLC
Balance Sheet
December 31, 2005

Assets

Current assets:		
Cash	$	7,485
Due from clearing broker		555,846
Prepaid expenses		10,800
Total Current assets		574,131
Property and equipment:		
Furniture, fixtures and equipment		285,290
Accumulated depreciation		(210,363)
Total Property and equipment - net		74,927
Other assets:		
Web site costs		60,175
Accumulated amortization		(60,175)
Total Web site costs - net		-
Security deposit - rent		56,900
Equipment deposit		8,433
Total Other assets		65,333
Total Assets	$	714,391

Liabilities and Members' equity

Current liabilities:		
Due to member	$	182,539
Due to clearing broker		135,917
Accounts payable and accrued expenses		20,382
Total Current liabilities		338,838
Members' equity		375,553
Total Liabilities and Members' equity	$	714,391

See accompanying notes to the financial statements

Thor Capital, LLC
Statement of Income
For the year ending December 31, 2005

Operating revenue:	
Commissions (net of clearing charges and execution fees of $365,566)	$ 872,052
Other revenue	100,050
Net realized and unrealized gains (losses) on securities	(20,533)
Interest and dividends	6,047
Total Operating revenue	957,616
Operating expenses	
Staffing, employee compensation and benefits	447,957
Commissions	155,417
Occupancy and equipment rental	145,778
Marketing and conferences	110,555
Communications and market data	85,697
Administrative services	58,000
Professional fees	35,461
Depreciation and amortization	31,476
Research	27,280
Office	23,254
Travel	22,060
Other	18,980
Total Operating expenses	1,161,915
Net income (loss)	$ (204,299)

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Cash Flows
For the year ending December 31, 2005

Cash flows from operating activites:	
Net income (loss)	($204,299)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	31,476
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	10,489
Securities owned at market value, net	259,425
Due from member	58,490
Prepaid expenses	7,077
Security deposit - rent	(56,900)
Increase (decrease) in:	
Due to member	182,539
Due to clearing broker	135,917
Accounts payable and accrued expenses	(85,971)
Broker commissions payable	(33,581)
Net cash provided (used) by operating activities	304,662
Cash flows from investing activities:	
Equipment deposit	(8,433)
Purchases of equipment	(33,819)
Net cash provided (used) by investing activities	(42,252)
Cash flows from financing activities:	
Members' distributions	(255,088)
Net cash provided (used) by financing activities	(255,088)
Net increase (decrease) in cash	7,322
Cash, beginning	163
Cash, ending	$ 7,485

Supplemental Cash Flow Information

Cash paid for: Interest	$ 227

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Changes In Members' Equity
For the year ending December 31, 2005

Members' equity @ January 1, 2005	$	834,940
Net income (loss)		(204,299)
Members' capital distributions		(255,088)
Members' equity @ December 31, 2005	$	375,553

See accompanying notes to the financial statements

Thor Capital, LLC
Statement Of Cash Flows
For the year ending December 31, 2005

Cash flows from operating activites:	
Net income (loss)	($204,299)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	31,476
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	10,489
Securities owned at market value, net	259,425
Due from member	58,490
Prepaid expenses	7,077
Security deposit - rent	(56,900)
Increase (decrease) in:	
Due to member	182,539
Due to clearing broker	135,917
Accounts payable and accrued expenses	(85,971)
Broker commissions payable	(33,581)
Net cash provided (used) by operating activities	304,662
Cash flows from investing activities:	
Equipment deposit	(8,433)
Purchases of equipment	(33,819)
Net cash provided (used) by investing activities	(42,252)
Cash flows from financing activities:	
Members' distributions	(255,088)
Net cash provided (used) by financing activities	(255,088)
Net increase (decrease) in cash	7,322
Cash, beginning	163
Cash, ending	$ 7,485

Supplemental Cash Flow Information

Cash paid for: Interest	$ 227

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

The Company is a limited liability company which was organized in the state Delaware on June 18, 1998. The Company acts as an introducing broker to engage in equity securities transactions for its customers. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. on February 11, 1999.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission revenues and expenses are generally recorded on a settlement-date basis.

Securities owned are valued at market value.

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Website development costs are amortized using the straight-line method over a three year period.

No provision for federal and state income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is however, responsible for city unincorporated business tax and provision has been made for such.

The carrying amounts of cash, current assets and current liabilities are a reasonable estimate of fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the customers' securities transactions are provided by one clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2005, these accounts were fully collateralized by securities owned by the customers.

At December 31, 2005, the receivable from clearing broker represents cash maintained at the clearing broker and fees receivable from the clearing broker. The payable to the clearing broker represents an overpayment (erroneously made) from the clearing broker which was repaid in January 2006.

NOTE 4 – OPERATING LEASE

On April 15, 2005 the Company entered into a sublease agreement to rent new (larger) space in the building it currently occupies. The term of the sublease agreement runs from June 30, 2005 to May 30, 2015. The commencement date will be the date the premises are ready (after appropriate fit-up work is completed) for its intended use. As such, all fixed monthly rent ($10,402.67) has been abated but the Company is paying additional rent constituting electrical charges (operating expenses and real estate taxes). The Company expects to occupy its new space in February or March of 2006. The Company is currently renting on a month to month basis in its existing space.
Minimum future lease payments are as follows:

2006	$ 113,779
2007	136,535
2008	136,535
2009	136,535
2010	136,535
Thereafter	636,187
	$1,296,106

Rent expense for the year ended December 31, 2005 amounted to $99,583.

NOTE 5 – DUE TO MEMBER

Due to member of $182,539 at December 31, 2005 represents loans made to the Company throughout the year (net of repayments) by an affiliated entity who is a 55% owner of the Company. These loans were made for working capital purposes and bear interest at a rate of 5%. Interest charged on these loans was $2,600 as of December 31, 2005. (See note 7).

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At December 31, 2005, the Company had net capital of $224,493 which was $124,493 in excess of its required net capital of $100,000.

NOTE 7 – RELATED PARTY TRANSACTIONS

On July 2, 2003, the Company applied to the NASD's Department of Member Regulation requesting its approval for a transfer of ownership interest in the Company. On March 15, 2004, the NASD's Department of Member Regulation denied the Company's change of ownership request. The Company appealed the NASD's Department of Member Regulation decision. On November 22, 2004 the NASD's National Adjudicatory Council (NAC) reversed the NASD's Department of Member Regulation decision and approved the Company's change in ownership. The Company incurred legal fees of $203,490 on its appeal. The associated legal fees of $145,000 were paid by Thor United Corp. The remaining $58,490 (included in Due from member) that was owed as of December 31, 2004, was negotiated down (in 2005) to a final legal fee settlement of $47,892. Thor United Corp. became a majority (55%) owner of the Company upon approval by NAC in the Company's change in ownership. In 2005 Thor United Corp. paid the $47,892.

During 2005, Thor United Corp. was paid $27,280 for the performance of research services for the Company.

During 2005, the Company paid Fifth Avenue Research & Advisory Group, Inc. (Fifth Avenue) $58,000 for administrative services. Fifth Avenue is a related party to the Company by virtue of its common management and ownership.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

SUPPLEMENTARY INFORMATION

Thor Capital, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2005

Members' equity	$	375,553
Non-allowable assets		151,060
Net capital before haircuts		224,493
Haircuts on securities		-
Net capital		224,493
Minimum capital requirements of the greater of 6.23% aggregate indebtedness of $338,838 or $100,000		100,000
Excess net capital	$	124,493
Ratio of aggregate indebtedness to net capital		1.5 to 1
Aggregate Indebtedness		
Due to member		182,539
Due to clearing broker		135,917
Accounts payable and accrued expenses and broker commissions payable		20,382
Total aggregate indebtedness	$	338,838

Reconcilialion of net capital:		
Net capital as reported in company's unaudited part IIA of the Focus Report	$	179,701
Increase in haircuts		
Audit adjustments relating to:		
Decrease in due to member		47,892
Increase in accrued expenses		(3,100)
Net capital per report pursuant to Rule 17a-5 (d)	$	224,493

See the accompanying notes to the financial statements

THOR CAPITAL, LLC
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2005

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of:
Thor Capital, LLC

We have audited the financial statements of Thor Capital, LLC for the year ended December 31, 2005 and have issued our report thereon dated February 2, 2006. As part of our audit, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13 or in complying with the requirements for prompt payments for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. During the year ended December 31, 2005, the Company was in compliance with the conditions of its exemption from Rule 15c3-3 and no facts came to our attention to indicate such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the structure. Accordingly, we do not express an opinion on the internal control structure of Thor Capital, LLC taken as a whole. However, our study and evaluation disclosed no condition we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Schenker & Rosenblatt, LLC.

Hackensack, New Jersey
February 1, 2006

Schenker & Rosenblatt, LLC
Certified Public Accountants